Exhibit 99.174

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of TriStar Oil & Gas Ltd.

On November 18, 2005, we reported on the balance sheet of TriStar Oil & Gas Ltd. as at September 30, 2005, as incorporated by reference in the Form 40-F of Canetic Resources Trust.  In connection with our audit conducted in accordance with Canadian generally accepted auditing standards of the aforementioned balance sheet, we also have audited the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the  management of TriStar Oil & Gas Ltd.  Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic balance sheet taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants

Calgary, Canada
January 16, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

Note 4.          Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles:

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain significant respects from U.S. GAAP. As required by the United States of America Securities and Exchange Commission, the effect of these principal differences on the Company’s balance sheet needs to be described and quantified ..  As such, there were no material differences in reconciling the Company’s balance sheet from Canadian GAAP to U.S. GAAP.